3rd Quarter 2025 Financial Results & Corporate Update November 3rd, 2025 Exhibit 99.2

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech’s planned acquisition of CureVac; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech's expectations with respect to tariff policy; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations regarding upcoming payments relating to litigation settlements; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). 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These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID- 19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

1 Progress Highlights Uğur Şahin, Co-founder & Chief Executive Officer 2 Oncology Execution Update Özlem Türeci, Co-founder & Chief Medical Officer 3 Financial Update Ramón Zapata, Chief Financial Officer

1 Progress Highlights Uğur Şahin, Co-founder & Chief Executive Officer 3rd Quarter 2025

Translating Science into Survival Building a Global Immunotherapy Powerhouse

Purpose-Built Pipeline To Enable Novel–Novel Combinations Across Solid Tumors

Novel mRNA cancer immunotherapies

FixVac & iNeST[1]

Next generation of personalized cancer therapy targeting tumor associated antigens and cancer mutations

Next-Generation IO-backbone

Pumitamig[2]

PD-L1/VEGF-A bispecific antibody

Neoadjuvant, adjuvant → 1L advanced/metastatic → Late stage, refractory cancers

Clinical-stage candidates for novel-novel combinations

- Immunomodulators
- mRNA cancer immunotherapies
- ADCs

1. Partnered with: Genentech, a member of the Roche Group; 2. Formerly BNT327, partnered with Bristol Myers Squibb.

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3Q 2025 Progress Towards Our Strategic Goals

Oncology Execution	
Pumitamig[1]	• Executing broad pan-tumor development plan led by registrational Phase 3 clinical trials in lung[2] and breast cancer with first potential launches before the end of the decade • Progressed clinical mono-agent profiling of potential combination partners, informing future registrational plans for novel-novel combinations • Advanced 10+ new signal-seeking trials to expand into additional indications and explore novel-novel combinations
mRNA cancer immunotherapies	• Progressing late-stage trials for FixVac and iNeST[3] with two recent randomized Phase 2 updates • Recent readouts in advanced disease provide insights that further support current focus for iNeST[3] in the adjuvant setting
Tech-bio Innovation	
Innovation Series: AI Day	• Showcased BioNTech's fully integrated AI capabilities, and unique position to build personalized immunotherapies and precision medicines
COVID-19 Leadership	
COMIRNATY[4]	• Received regulatory approvals in U.S. and other major markets, including Europe, UK, Japan, for the commercial roll-out of variant-adapted COVID-19 vaccine
Corporate Strength	
Financials	• Strong balance sheet with ~€16.7 bn total cash and cash equivalents plus security investments[5]

Partnered with: 1. Formerly BNT327, partnered with Bristol Myers Squibb; 2. Includes a Phase 2/3 seamless clinical trial in NSCLC; 3.Genentech, a member of the Roche Group; 4. Pfizer; 5. Cash and cash equivalents plus security investments as of September 30, 2025, reached €16,704.9 million, comprising €10,092.9 million in cash and cash equivalents, €4,275.6 million in current security investments and €2,336.4 million in non-current security investments.

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2 Oncology Execution Update Özlem Türeci, Co-founder & Chief Medical Officer 3rd Quarter 2025

Advancing Towards Commercial Stage in Oncology Partnered with: 1. Formerly BNT327, partnered with Bristol Myers Squibb; 2. Formerly BNT323/DB-1303, partnered with DualityBio. 9 Pumitamig1 Trastuzumab pamirtecan2 mRNA Cancer Immunotherapies Aim to accelerate and expand Pumitamig1 development in strategic collaboration with BMS Generating data that support and inform our current development strategy Advancing T-Pam2 towards BLA submission in EC and BC

Pumitamig – Executing a Parallel Three-Wave Strategy to Build a Proprietary IO Franchise

Q3 actions advanced registrational readiness (dose, design, geography) and combination rationale, the two prerequisites for a durable backbone.

Establish

Foundational Registrations
Registrational Trials with Pumitamig[1] ongoing in 3 High-Impact Tumors

SCLC
- 1L Ph3 (Global) ROSETTA LUNG-01
- 2L Ph3 (China)
- 1L/2L Ph2 (Global)

NSCLC
- 1L Ph2/3 (Global) ROSETTA LUNG-02
- 2L Ph2 (Global)
- 2L EGFRm Ph2 (China)
- IIT neoadjuvant (China)

TNBC
- 1L Ph3 trial (Global) ROSETTA BREAST-01
- 1L Ph3 (China)

Expand

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ Studies Exploring Pumitamig[1] in 10+ New Indications

Registrational-Intent
- 1L Gastric Ph2/3 (Global)
- 1L CRC Ph2/3 (Global)

Signal-Seeking
- 1L CRC Ph2 (China)
- 1L PDAC Ph2 (China)
- 1L HCC Ph2 (China)
- 1L MPM Ph2 (China)
- 1L NEN Ph2 (China)
- HNSCC, RCC, CC, PROC, EC, Melanoma Ph1/2 (China)

Elevate

Defining Potential New Standards of Care
10+ Novel-Novel Combinations

- Combining with our ADCs targeting
  - HER2
  - HER3
  - TROP2
  - EGFR x HER3
  - B7H3
  - Novel targets
- Exploring synergies with our IO agents
  - EpCam x 4-1BB
  - TIGIT x PVRIG
  - mRNA cancer immunotherapy

1. Formerly BNT327, partnered with Bristol Myers Squibb.

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11 cORR 66.7%cORR 85.0% 20 0 -20 -40 -60 -80 -100 30 mg/kg20 mg/kg B e s t C h a n g e f ro m B a s e lin e ( % ) PD SD PR CR Patient Population 2L SCLC China IO Naïve 30mg/kg Q3W 2L SCLC China IO Treated 30mg/kg Q3W 1L ES-SCLC China 30mg/kg Q3W 1L ES-SCLC Global 20mg/kg Q3W 1L ES-SCLC Global 30mg/kg Q3W N 22 43 48 20 18 cORR (%) 50.0 37.2 85.4 85.0 66.7 DCR (%) 81.8 90.7 97.9 100 100 mPFS (months) 5.5 5.4 6.9 6.3 7.0 mOS (months) 14.7 14.3 16.8 - - Congress ELCC 2025 ELCC 2025 WCLC 2025 Broad Presence Ph3 and Ph1/2 trials across 1L and later lines; pan-tumor insights inform indication strategy; novel combinations also being evaluated Safety Profile Consistent and manageable safety profile across studies with low discontinuation rates and no new safety concerns Consistent Performance Activity and safety confirmed in China and global datasets, supporting frontline benefit Unique Positioning Designed to improve on current chemo-IO standard-of-care; combination potential being explored Heymach et al. WCLC 2025 Oral #OA13.02 Establishing Pumitamig1 in Small Cell Lung Cancer 1. Formerly BNT327, partnered with Bristol Myers Squibb,; 2. This benchmarking is not based on head-to-head trials between BioNTech’s investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution; 3. L. Horn et al., New England Journal of Medicine, 2018; 4. I. Paz-Ares et al., The Lancet, 2019. Benchmark data2 1L ES-SCLC Regimen ORR (%) mPFS (months) mOS (months) Pivotal Trial Atezo + Chemo 60 5.2 12.3 IMpower1333 Durva + Chemo 68 5.1 12.9 CASPIAN4

ADC Single Agent Profiling to Inform Late-Stage Mono and Combo Development

BNT324/DB-1311[1] (B7H3) Monotherapy in 2L+ SCLC and NSCLC

Cheng et al. ESMO Asia 2024 57O


SCLC (n=73)
ORR 56.2%
nsqNSCLC (n=41)
ORR 22.0%
EGFRm (n=14)
ORR 21.4%
sqNSCLC (n=25)
ORR 16.0%
Best change from baseline (%)
40
20
0
-20
-40
-60
-80
-100

BNT325/DB-1311[1] (TROP2) Monotherapy in 2L+ mTNBC

Hamilton et al. ESMO 2025 #557P


cORR: 34.6 %
DCR: 80.9%
mPFS: 5.55 months
Overall response (RECIST 1.1)
PR
SD
PD
20%
-30%
Change from baseline in sum of target lesion diameter (%)
75
50
25
0
-25
-50
-75
-100
0
6
12
18
24
30
36
42
48
54
60
66
70
Study day

BNT324/DB-1311[1] (B7H3) Monotherapy in 2L+ mCRPC

Parsonson et al. ASCO 2025 5015


Best change from baseline in sum of target lesion diameter (%)
40
20
0
−20
−40
−60
−80
−100
6 mg/kg
9 mg/kg

Multiple Signal-Seeking Pumitamig Combination Trials with ADCs and other Novel Modalities

Combination Partner	Compound	Indications
+ T-Pam[1]	HER2 ADC	HR+ HER2-low, ultra-low/null BC or TNBC
+ BNT324/DB-1311[1]	B7-H3 ADC	NSCLC, SCLC, HCC, HNSCC, CC, PROC
+ BNT325/DB-1305[1]	TROP2 ADC	TNBC, NSCLC, OC, PROC
+ BNT326/YL202[2]	HER3 ADC	NSCLC, EGFRm NSCLC, Melanoma, HER2-neg BC
+ BNT3212	EGFR x HER3 bsADC	Multiple solid tumors
+ BNT314/GEN1059[3]	EpCAM x 4-1BB bsAb	MSS-CRC
+ BNT3213[4]	TIGIT x PVRIG bsAb	HCC
+ BNT116	NY-ESO-1,MAGE-A3-tyrosinase,TPTE mRNA	NSCLC

Partnered with: 1. DualityBio; 2. MediLink; 3. Genmab; 4. China-only trial.

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Clinical Trial Execution Across iNeST and FixVac Portfolios

Individualized Immunotherapy: iNeST					FixVac		
Autogene cevumeran (BNT122/RO7198457)[1]					BNT111[2]	BNT113	BNT116
Adjuvant			1L	R/R	R/R	1L	Multiple settings
MIUC Phase 2	CRC Phase 2	PDAC Phase 2	Melanoma Phase 2	Solid tumors Phase 1	Melanoma Phase 2	HPV16+ PD-L1 CPS ≥1 HNSCC Phase 2/3	NSCLC Phase 1 & 2
+ Nivolumab	Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	Monotherapy and + Atezolizumab	+ Cemiplimab	+ Pembrolizumab	Mono & combo with IO, ADCs and mRNA
Recruitment ongoing	Recruitment ongoing Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024**	Recruitment ongoing Data from Phase 1 trial published: Rojas et al., **Nature 2023**; Sethna et al., **Nature 2025**	Trial completed (N=125) Primary endpoint (significant PFS improvement) not met. Numerical OS benefit trend observed. Data presented at **ESMO 2025**	Trial completed (N=272) Data published (Lopez et al., **Nature Medicine 2025**)	Trial completed (N=184) Positive topline data announced in 2024 Data presented at **ESMO 2025**	Recruitment ongoing Trial updated to Phase 2/3	Recruitment completed in Phase 2 in 1L NSCLC[2] Data presented at **SITC 2023, AACR 2024** and **SITC 2024.** Data in frail patients presented at **AACR 2025** Data in patients after CRT presented at **WCLC 2025**

Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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Key Inclusion Criteria BNT111 FixVac Phase 2 Data in PD-(L)1 Melanoma Yield Insights That Guide Further Development 14 BNT111 is active in difficult to treat, post-IO setting Signal-seeking trials evaluating other FixVac candidates in combination with ADCs and IO are ongoing 1. In collaboration with Regeneron. Key Findings • A statistically significant improvement (ORR: 18.1%) of BNT111 + cemiplimab versus an assumed historical control ORR of 10% in heavily pretreated, PD-(L)1–r/r advanced/metastatic melanoma • 11.7% complete responses, and responses were deep and durable • BNT111 also indicated clinical activity as monotherapy • BNT111 showed a manageable safety profile as single agent and in combination Calibrator arms n=180 Optional upon disease progression BNT111 + Cemiplimab U.S. FDA Fast Track Designation and Orphan Drug Designation Ascierto et al. ESMO 2025 #1605MO Trial Design • IIIc/IV melanoma, measurable disease • ≥12 weeks of aPD-(L)1 treatment • ≤ 6 months after confirmed disease progression on/after aPD- (L)1 • ≤ 5 prior lines of treatment (including ipilimumab) • Prior B-RAF ± MEKi for patients with positive B-RAF tumor(s) • Serum LDH ≤ ULN Cemiplimab n=45 BNT111 + Cemiplimab n=94 BNT111 n=45 R 2:1:1 -60 -20 20 60 100 140 180 −100 220 0 12 24 36 48 60 72 84 96 108 120 132 144 156 BNT111 + Cemiplimab P e rc e n t c h a n g e i n S L D f ro m b a s e lin e Time, Weeks Best overall response CR PR SD PD NE BNT111 + cemiplimab (n=94) CR, n (%) 11 (11.7) PR, n (%) 6 (6.4) SD, n (%) 35 (37.2) ORR, n (%) 17 (18.1) DCR, n (%) 52 (55.3)

Trial Design Key Findings iNest1 Phase 2 Data in 1L Melanoma Yield Insights That Support Current Development Focus 15 1. Partnered with Genentech, a member of the Roche Group Improved PFS in patients who had a higher breadth of immune response as stratified by the number of neoantigen-specific T-cell responses A trend of improved OS in patients with PD-L1 High vs. PD-L1-Low in the autogene cevumeran combination arm vs. the pembrolizumab arm A trend of improved OS in patients with tumors with low mutation burden treated with autogene cevumeran combination vs pembrolizumab arm P a ti e n ts ( % ) Progression Free Survival 0 20 40 60 80 100 0 6 12 2418 30 36 42 48 54 Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Time (Months) Arm A Arm B >3 neoantigen-specific T-cell responses Arm B  3 neoantigen-specific T-cell responses Time (Months) 0 10 20 30 40 50 60 0 25 50 75 100 Overall Survival P a ti e n ts ( % ) Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Arm A: PD-L1 IC-High Arm A: PD-L1 IC-Low Arm B: PD-L1 IC-High Arm B: PD-L1 IC-Low 100 75 0 25 50 Time (Months) P a ti e n ts ( % ) Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Arm A: TMB-High Arm A: TMB-Low Arm B: TMB-High Arm B: TMB-Low Overall Survival • Primary endpoint of progression free survival was not met. A numerical trend favoring the combination in overall survival at 12 and 24 months was observed • Robust neoantigen-specific T-cell responses, with multi-epitope breadth and persistence of T-cell clones well beyond induction • The combination of mRNA immunotherapy with a PD1 was well tolerated with mostly Grade 1 or 2 TRAEs with no new safety signals Sullivan et al. ESMO 2025 #954P 0 10 20 30 40 50 60 1L advanced melanoma Autogene Cevumeran + Pembrolizumab Pembrolizumab (1 cycle) R 1:2 Crossover allowed after confirmed PD n=125 Pembrolizumab

Upcoming Data Guide Late-Stage Development Strategies

Establishing Pumitamig's Foundation			
Pumitamig[1]	1L/2L TNBC	Global Phase 2	Helps inform Phase 3 dose
Validating our Broader ADC Platform			
BNT324/DB-1311[2]	CC and PROC	Phase 1/2	Informs contribution of components for combination strategy and late-stage development
BNT325/DB-1305[2]	mTNBC	Phase 1/2	
BNT326/YL202[3]	HR+ HER2-null or low BC	Phase 1/2	
Informing Optimal Setting for mRNA Cancer Immunotherapy Development			
Autogene Cevumeran[4]	Adjuvant CRC	Phase 2	First randomized trial data in the adjuvant setting
Advancing our Next-Wave Immuno-Oncology Assets			
Gotistobart[5]	2L sq NSCLC	Global Phase 3 (Stage 1)	Helps de-risk pivotal stage of ongoing Phase 3

Partnered with: 1. Formerly BNT327, partnered with Bristol Myers Squibb; 2. DualityBio; 3. Medilink; 4. Genentech, a member of the Roche Group; 5 OncoC4.

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3 Financial Update Ramón Zapata, Chief Financial Officer 3rd Quarter 2025

Q3 and YTD Financial Results 18 Balance Sheet as of September 30, 2025 – Cash and cash equivalents plus security investments2 €16.7 bn (in millions €, except per share data)1 Three months ended September 30, Nine months ended September 30, 2025 2024 2025 2024 Revenues 1,519 1,245 1,963 1,561 Cost of sales (148) (179) (309) (298) Research and development expenses (565) (550) (1,600) (1,642) Sales and marketing expenses (27) (18) (61) (47) General and administrative expenses (121) (132) (346) (420) Other operating result (705) (355) (729) (617) Operating income / (loss) (47) 11 (1,082) (1,463) Finance result 72 148 259 484 Income taxes (54) 39 (8) 54 Net profit / (loss) (29) 198 (831) (925) Basic earnings / (loss) per share (0.12) 0.82 (3.45) (3.83) Diluted earnings / (loss) per share (0.12) 0.81 (3.45) (3.83) 1. Numbers have been rounded and may have been adjusted in the table to add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. More information can be found in BioNTech’s Report on Form 6-K for the three and nine months ended September 30, 2025, filed today with the U.S. SEC and available at https://www.sec.gov/; 2. Cash and cash equivalents plus security investments as of September 30, 2025, reached €16,704.9 million, comprising €10,092.9 million in cash and cash equivalents, €4,275.6 million in current security investments and €2,336.4 million in non-current security investments.

BioNTech Increases Revenues Guidance and Reduces Expenditures Guidance for the Full Year 2025[1]

		FY Guidance March 2025	FY Guidance November 2025
Planned FY 2025 Revenues	Revenues	**€1,700 – €2,200 m**	**€2,600 – €2,800 m**
Planned FY 2025 Expenses and Capex	R&D expenses	**€2,600 – €2,800 m**	**€2,000 – €2,200 m**
	SG&A expenses	**€650 – €750 m**	**€550 – €650 m**
	Capital expenditure for operating activities	**€250 – €350 m**	**€200 – €250 m**

Guidance Considerations

With regards to COVID-19 vaccine franchise, the guidance reflects the following assumptions:

- Relatively stable COVID-19 vaccine pricing and market share as compared to 2024
- Inventory write-downs and other charges are estimated to be ~15% of BioNTech's share of gross profit from COVID-19 vaccines sales in Pfizer's territory
- Anticipated revenues from a pandemic preparedness contract with the German government

However, current and potential further developments in law, global public policy, international trade, and public sentiment as they continue to evolve could further impact the anticipated COVID-19 vaccine revenues and expenses.

The revenue guidance also includes anticipated revenues from collaborations, and from the BioNTech Group service businesses.

1. Excludes external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes and related activities, as well as certain potential one-time effects and charges related to portfolio prioritization. It includes effects identified from licensing arrangements, collaborations and M&A transactions to the extent disclosed and completed and may be subject to update. It excludes the effect of the announced transaction to acquire CureVac, which is ongoing. The Company does not expect to report a positive net income figure for the 2025 financial year. The Company's approach to revenue recognition, including the amount and timing of revenues, is based on the facts and circumstances known to the Company and various other judgments, estimates, and assumptions that the Company believes to be reasonable under the circumstances. More information can be found in BioNTech's Report on Form 6-K for the three and nine months ended September 30, 2025, filed today, and in BioNTech's Report on Form 20-F for the year ended December 31, 2024 filed on March 10, 2025, both of which are available at www.sec.gov.

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Save the date Innovation Series R&D Day November 11, 2025 New York, NY U.S. Thank you!

Appendix

Selected Pipeline Milestones in 2025 and Beyond

	Program	Indication	2025+ Milestone
Next-Generation Immunomodulator	Pumitamig[1]	1L/2L SCLC	Global Phase 2 dose optimization data
		1L/2L TNBC	Global Phase 2 dose optimization data
mRNA Cancer Immunotherapy	Autogene cevumeran[2]	ctDNA+ adj. CRC	Phase 2 update
	BNT111[3]	2L+ melanoma	Phase 2 data
Targeted Therapy	Trastuzumab pamirtecan[4]	2L+ HER2 EC	Phase 2 data[5]
			Regulatory submission[6]

Partnered with: 1. Formerly BNT327, partnered with Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. In collaboration with Regeneron; 4. Formerly BNT323/DB-1303, partnered with DualityBio; 5. We plan to share these data at a medical conference in 2026; 6. We plan to file a BLA in second-line endometrial cancer in 2026, subject to regulatory feedback.

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BioNTech's Oncology Pipeline – Phase 2 and Phase 3 Clinical Trials

Phase 2

Pumitamig[1] (PD-L1 x VEGF-A)
1L HCC + CTx[6]

Gotistobart[4] (CTLA-4)
PROC, + pembrolizumab

Pumitamig[1] **or BNT325/DB-1305 + BNT324/DB-1311**[3] **combination**
Multiple solid tumors

Trastuzumab-Pamirtecan[3] (HER2)
multiple solid tumors

Autogene cevumeran[2]
Adj. ctDNA+ stage II or III CRC

Autogene cevumeran[2]
Adj. PDAC, + atezolizumab + mFOLFIRINOX

Autogene cevumeran[2]
Adj. MIUC, + nivolumab

BNT111[5]
aPD-(L)1-R/R melanoma, + cemiplimab

BNT116[5]
1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab

Pumitamig[1] (PD-L1 x VEGF-A)
2L NSCLC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A)
1L/2L+ (ES-)SCLC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A)
1L/2L met. TNBC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A)
2L ES-SCLC, + CTx[6]

Pumitamig[1] (PD-L1 x VEGF-A)
1L ES-SCLC + CTx[6]

Pumitamig[1] (PD-L1 x VEGF-A)
EGFR TKI experienced, EGFRm NSCLC, + CTx[6]

Pumitamig[1] (PD-L1 x VEGF-A)
1L MPM, + CTx[6]

Pumitamig[1] (PD-L1 x VEGF-A) — NEW
1L CRC[6]

Pumitamig[1] (PD-L1 x VEGF-A)
2L NEN, + CTx[6]

Phase 3

Pumitamig[1] (PD-L1 x VEGF-A)
1L SCLC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A)
1L NSCLC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A) — PLANNED
1L TNBC, + CTx

Pumitamig[1] (PD-L1 x VEGF-A)
2L SCLC, + CTx[6]

Pumitamig[1] (PD-L1 x VEGF-A)
1L TNBC, + CTx[6]

Gotistobart[4] (CTLA-4)
aPD-1/PD-L1 experienced squamous NSCLC

Trastuzumab-Pamirtecan[3] (HER2)
HR+/HER2-low met. breast cancer

Trastuzumab-Pamirtecan[3] (HER2) — NEW
2L HER2+ endometrial cancer

BNT113
1L r./met. HPV16+ PD-L-1+ HNC, + pembrolizumab

Next generation IO | Targeted therapy | mRNA immunotherapy

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, member of Roche Group; 3. DualityBio; 4. OncoC4; 5. In collaboration with Regeneron; 6. Trial ongoing in China only.

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BioNTech's Oncology Pipeline – Phase 1 and Phase 1/2 Clinical Trials

Phase 1

- **BNT314/GEN1059[2]** (EpCAMx4-1BB)
  Multiple solid tumors
- **BNT317**
  Multiple solid tumors
- **BNT326/YL202[5]** (HER3)
  Multiple solid tumors
- **BNT211** (CLDN6)
  Multiple solid tumors
- **BNT116**
  Adv. NSCLC

Phase 1/2

- **Pumitamig[1]** (PD-L1 x VEGF-A)
  1L TNBC[6]
- **Pumitamig[1]** (PD-L1 x VEGF-A)
  Multiple solid tumors[6]
- **BNT312/GEN1042[2]** (CD40x4-1BB)
  Multiple solid tumors
- **Gotistobart[4]** (CTLA-4)
  mCRPC, + radiotherapy
- **Gotistobart[4]** (CTLA-4)
  Multiple solid tumors
- **Pumitamig[1] + BNT3212 combination** NEW
  Multiple solid tumors
- **BNT324/DB-1311[3]** (B7-H3)
  Multiple solid tumors
- **BNT325/DB-1305[3]** (TROP2)
  Multiple solid tumors
- **BNT329** NEW
  Multiple solid tumors

- **Pumitamig[1] + BNT3213 combination**
  1L HCC[6]
- **Pumitamig[1] + Trastuzumab-Pamirtecan[3] combination**
  Adv. or metastatic HR+/- HER2-low,ultra-low or null breast cancer
- **Pumitamig[1] + BNT324/DB-1311[3] combination**
  Adv. or metastatic HNSCC, HCC, CC, PROC, NSCLC
- **Pumitamig[1] + BNT324/DB-1311[3] combination**
  Adv. or metastatic NSCLC or SCLC
- **Pumitamig[1] + BNT325/DB-1305[3] combination**
  Multiple solid tumors, PROC, OC, TNBC, NSCLC
- **Pumitamig[1] + BNT326/YL202[5] combination** NEW
  Multiple solid tumors
- **Pumitamig[1] + BNT326/YL202[5] combination** NEW
  Advanced NSCLC
- **Pumitamig[1] + BNT314/GEN1059[2] combination** NEW
  Advanced CRC

Next generation IO | Targeted therapy | mRNA immunotherapy

Partnered with: 1. Bristol Myers Squibb; 2. Genmab; 3. DualityBio; 4. Onco C4; 5. MediLink; 6. Trial ongoing in China only.

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Abbreviation Directory

n L	*nth* line	ESMO	European Society for Medical Oncology	PDAC	Pancreatic ductal adenocarcinoma
AACR	American Association for Cancer Research	FDA	Food and Drug Administration	PD-(L)1	Programmed cell death protein (ligand) 1
(bs)AB	(bispecific) Antibody	FixVac	Fixed Antigen Vaccine	PD-(L)1 IC	PD-L1 Immune Cell Score
(bs)ADC	(bispecific) Antibody-drug conjugate	FY	Fiscal year	(m)PFS	(median) Progression-free survival
adj.	Adjuvant	HCC	Hepatocellular carcinoma	PR	Partial response
adv.	Advanced	HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	PROC	Platinum-resistant ovarian cancer
AI	Artificial intelligence	HNC	Head and neck cancer	PVRIG	Poliovirus receptor-related immunoglobulin
ASCO	American Society of Clinical Oncology	HNSCC	Head and neck squamous cell carcinoma	QxW	Every x week(s)
B7-H3	B7 Homolog 3	HPV	Human papilloma virus	RCC	Renal cell carcinoma
BC	Breast cancer	HR	Hormone receptor	R&D	Research and development
BLA	Biologics License Applications	iNeST	Individualized NeoAntigen-Specific Therapy	RECIST	Response Evaluation Criteria in Solid Tumors
B-RAF	Serin/Threonin-Kinase	IO	Immuno-oncology	R/R	Relapsed/refractory
bsAB	Bispecific antibody	LDH	Lactate dehydrogenase	(ES/LS)SCLC	(Extensive/low stage) small cell lung cancer
CAPEX	Capital expenditures	M&A	Merger and acquisitions	SD	Stable disease
CC	Cervical cancer	MAGE-A3	Melanoma antigen A3	SEC	U.S. Securities and Exchange Commission
CD-x	Cluster of differentiation	MEKi	Mitogen-activated protein kinase kinase inhibitor	SG&A	Selling, general and administrative expenses
CLDN6	Claudin 6	met.	Metastatic	SITC	Society of Immunotherapy of Cancer
CPS	Combined positive score	MIUC	Muscle-invasive urothelial carcinoma	TIGIT	T cell immunoreceptor with Ig and ITIM domains
CR	Complete response	MPM	Malignant pleural mesothelioma	TKI	Tyrosine kinase inhibitor
CRC	Colorectal cancer	mRNA	Messenger ribonucleic acid	TMB-H (or L)	Tumor mutational burden-high (or low)
CRPC	Castration resistant prostate cancer	MSS	Microsatellite stability	(m)TNBC	(metastatic) Triple-negative breast cancer
CRT	Chemoradiation therapy	NE	Not evaluable for response	TPTE	Transmembrane phosphatase w.tensin homology
ctDNA	Circulating tumor DNA	NEN	Neuroendocrine neoplasm	TRAE	Treatment-related adverse event
CTLA	Cytotoxic T-lymphocyte-associated protein	NSCLC	Non-small cell lung cancer	TROP2	Trophoblast cell-surface antigen 2
CTx	Chemotherapy	(n)sq	(non-)squamous	UK	United Kingdom
DCR	Disease control rate	NY-ESO-1	NY esophageal squamous cell carcinoma-1	ULN	Upper limit of normal
EC	Endometrial cancer	OC	Ovarian cancer	U.S.	United States
EGFR(m)	Epidermal growth factor receptor (mutated)	(c)ORR	(Confirmed) objective response rate	VEGF(R) - A	Vascular endothelial growth factor A
ELCC	European Lung Cancer Congress	(m)OS	(median) Overall survival	WCLC	World Conference of Lung Cancer
EpCAM	Epithelial cell adhesion molecule	PD	Progressive disease	YTD	Year-to-date

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